Filed Pursuant to Rule 433
Registration Statement No.333-262548

Issuer Free Writing Prospectus

Republic of Chile
€750,000,000 4.125% Notes due 2034
Final Terms and Conditions

As of June 28, 2023

Issuer:	Republic of Chile (“Chile”)

Title:	4.125% Notes due 2034

Expected Ratings[1]:	A2 / A / A- (Moody’s/S&P/Fitch)

Currency:	Euro (€)

Principal Amount:	€750,000,000. In addition, Chile may increase the size of the issue of the notes as a result of the Euro Exchange Offer (as defined herein).

Maturity Date:	July 5, 2034

Trade Date:	June 28, 2023

Expected Settlement Date (T+4):	July 5, 2023

Mid-Swaps Yield:	2.936%

Spread to Mid-Swaps:	128 basis points

Benchmark Bund:	DBR 2.300% due February 15, 2033

Benchmark Bund Price/Yield:	99.89 / 2.312%

Spread to Benchmark Bund:	190.4 basis points

Yield to Maturity:	4.216%

Public Offering Price:	99.212% plus accrued interest, if any, from (and including) July 5, 2023 to (but excluding) the Settlement Date.

Interest:	4.125% per annum payable annually in arrears.

Additional Payment:

Under the terms of the notes, Chile will make the Additional Payment, at maturity or redemption of the notes, which will be equal to 50 or 100 basis points of the then outstanding principal amount of the notes, in each case, as set forth in the immediately succeeding paragraph, unless at least 30 days prior to July 5, 2034 (the “Notification Date”) Chile has delivered an officers’ certificate to the trustee (the “Satisfaction Notification”) certifying that (i) each of the SPT Events has been satisfied and (ii) the satisfaction of each SPT Event has been verified in the Verification Reports, which shall be published on Chile’s website.

If, as of the Notification Date, Chile has not delivered a Satisfaction Notification to the trustee confirming satisfaction with, and published the Verification Reports verifying the satisfaction of, (i) both the SPT Event 1a and the SPT Event 1b, the Additional Payment will be equal to 50 basis points of the then outstanding principal amount of the notes; and (ii) the SPT Event 3, the Additional Payment will be equal to 50 basis points of the then outstanding principal amount of the notes. See “Description of the Notes—General Terms of the Notes” in the preliminary prospectus supplement.

For the avoidance of doubt, if, as of the Notification Date, Chile has not delivered a Satisfaction Notification to the trustee confirming satisfaction with, and published the Verification Reports verifying the satisfaction of: (i) both the SPT Event 1a and the SPT Event 1b, and (ii) the SPT Event 3, the Additional Payment will be equal to 100 basis points of the then outstanding principal amount of the notes.

The Additional Payment, if applicable, will be made to holders who are entitled to receive the principal payment of the notes either at maturity or redemption.

Sustainability Performance Targets:

SPT Event 1a: achieving annual Absolute GHG Emissions of 95 MtCO2e by 2030.

SPT Event 1b: achieving a maximum Absolute GHG Emissions budget of 1,100 MtCO2e between January 1, 2020 and December 31, 2030.

SPT Event 3: achieving at least 40.0% of women on the board of directors at companies that are under the scope of the Financial Market Commission by December 30, 2031.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on July 5 of each year, commencing on July 5, 2024.

Optional Redemption:

Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to April 5, 2034 (three months prior to the maturity date of the notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of the notes to the date of redemption, plus the Additional Payment, if applicable, or (b) if redeemed on or after April 5, 2034 (three months prior to the maturity date of the notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, plus the Additional Payment, if applicable. “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

For purposes of optional redemption, the Additional Payment (i) will be equal to 100 basis points of the outstanding principal amount of the notes at the redemption date if the redemption is exercised before Chile delivers the Satisfaction Notification to the Trustee; (ii) will be equal to 50 or 100 basis points of the outstanding principal amount of the notes at the redemption date if the redemption is exercised after Chile delivers the Satisfaction Notification to the Trustee and Chile has not satisfied one or both SPT Events, respectively, as verified in the Verification Reports; or (iii) will not be payable, if the redemption is exercised after Chile delivers the Satisfaction Notification to the Trustee and Chile has satisfied both SPT Events, as verified in the Verification Reports. The Additional Payment, if applicable, will be made to holders who are entitled to receive the principal payment at the redemption date. See “Description of the Notes—General Terms of the Notes” in the preliminary prospectus supplement.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal, Additional Payment (if applicable) and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined in the preliminary prospectus supplement) plus 30 basis points over (ii) the principal amount of such notes.

Denominations:	€100,000 and integral multiples of €1.00 in excess thereof.

Day Count:	Actual/Actual (ICMA).

Format:	SEC Registered; Global.

ISIN/Common Code:	XS2645248225 / 264524822

Concurrent Euro Exchange Offer:

Concurrently with this offering, Chile intends to invite holders of certain of its outstanding Euro-denominated debt securities with final maturities between 2025 and 2030 having an aggregate outstanding principal amount of approximately €4.95 billion, subject to certain conditions, to tender such notes in exchange for additional notes, which will be consolidated, form a single series, and be fully fungible with the notes (the “Euro Exchange Offer”).

Chile reserves the right, in its sole discretion, not to launch the Euro Exchange Offer or, if the Euro Exchange Offer is launched, not to accept tenders for, or issue, for any reason, additional notes. Any such Euro Exchange Offer will be made pursuant to a separate prospectus supplement filed by Chile with the SEC.

Concurrent USD New Money Offering and Exchange Offers:

Concurrently with this offering, Chile is offering U.S. dollar-denominated notes due 2036 (the “2036 Notes”) and U.S. dollar-denominated notes due 2054 (the “2054 Notes”) in an aggregate principal amount of up to US$1,150,000,000 and US$1,100,000,000, respectively, to be issued on or about July 5, 2023 under the indenture, in an offering registered with the SEC.

In addition, Chile has commenced an invitation to holders of certain of its outstanding U.S. dollar-denominated debt securities with final maturities between 2025 and 2031 having an aggregate outstanding principal amount of approximately US$4.79 billion, subject to certain conditions, to tender such notes in exchange for additional 2036 Notes or 2054 Notes, which will be consolidated, form a single series, and be fully fungible with the 2036 Notes and 2054 Notes, respectively (the “Group A USD Exchange Offer”).

Further, Chile has commenced an invitation to holders of certain of its outstanding U.S. dollar-denominated debt securities with final maturities between 2042 and 2047 having an aggregate outstanding principal amount of approximately US$1.69 billion, subject to certain conditions, to tender such notes in exchange for additional 2054 Notes, which will be consolidated, form a single series, and be fully fungible with the 2054 Notes (the “Group B USD Exchange Offer” and, collectively with the Group A USD Exchange Offer, the “USD Exchange Offers”).

Chile reserves the right, in its sole discretion, not to accept tenders for, or issue, for any reason, any additional 2036 Notes or 2054 Notes. Any such USD Exchange Offers are being made pursuant to a separate prospectus supplement to be filed by Chile with the SEC.

Governing Law:	State of New York

Listing:	Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM.

Joint Bookrunners (Allocation):

Crédit Agricole Corporate and Investment Bank (€150,000,000)

HSBC Securities (USA) Inc. (€150,000,000)

Banco Santander, S.A. (€150,000,000)

The Bank of Nova Scotia, London Branch (€150,000,000)

Société Générale (€150,000,000)

Joint Bookrunners & Sustainability Structurers:	Crédit Agricole Corporate and Investment Bank HSBC Securities (USA) Inc. Banco Santander, S.A. The Bank of Nova Scotia, London Branch Société Générale

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about July 5, 2023, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the Closing Date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Crédit Agricole Corporate and Investment Bank at +1-866-807-6030, HSBC Securities (USA) Inc. at +1-866-811-8049, Banco Santander, S.A. at +1-855-403-3636, The Bank of Nova Scotia, London Branch at +1-800-372-3930 and Société Générale at +1-855-851-2108.

The following additional information of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923072353/tm2318446d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075443/tm2319570d4_fwp.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465923075428/tm2319570d2_424b3.htm#s1_006

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Chile that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.